                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                     AMERICAN BANKERS INSURANCE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   024456 10 5
                     ---------------------------------------
                                 (CUSIP Number)

                           RANDOLPH A. MOORE III, ESQ.
                                ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7794
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  MARCH 5, 1999
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

                                                      SCHEDULE 13D
-----------------------------------------------                           -------------------------------------------
CUSIP NO.   024456 10 5                                                                  PAGE 2 OF 12 PAGES
-----------------------------------------------                           -------------------------------------------
---------------------------------------------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FORTIS, INC.

---------------------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (A)   [ ]
                                                                                                         (B)   [ ]
---------------------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                      WC

---------------------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)              [ ]

---------------------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

                       NEVADA

---------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF
         SHARES           -------------------------------------------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY                  3,148,006
          EACH
       REPORTING          -------------------------------------------------------------------------------------------
         PERSON            9       SOLE DISPOSITIVE POWER
          WITH
                          -------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                         3,148,006

---------------------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,148,006

---------------------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]


---------------------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.5%

---------------------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON*
                  HC

---------------------------------------------------------------------------------------------------------------------


                               Page 2 of 12 Pages

ITEM 1.  SECURITY AND ISSUER

      This statement relates to the shares of common stock, par value $1.00 per share (the "Shares"), of American Bankers Insurance Group, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 11222 Quail Roost Drive, Miami, Florida 33157-6596.

ITEM 2.  IDENTITY AND BACKGROUND

      (a)-(c) and (f). The person filing this statement is Fortis, Inc. a Nevada corporation ("Fortis"). Fortis is a holding company for corporations in the United States engaged in the financial services industry, including insurance and mutual funds. Fortis's executive offices are located at One Chase Manhattan Plaza, New York, New York 10005.

      Fortis is a wholly owned subsidiary of Fortis Insurance Holding N.V., a Netherlands corporation ("FIH"), which is controlled by two shareholders, Fortis
(B), a Belgium corporation ("Fortis (B)"), and Fortis (NL) N.V., a Netherlands corporation ("Fortis (NL)"), each of which indirectly owns 50% of the voting stock of FIH. Fortis (B) and Fortis (NL) are together the two persons ultimately in control of Fortis.

      The name, business address, present principal occupation and citizenship of each executive officer and each director of Fortis, Fortis (B) and Fortis
(NL) (collectively, the "Covered Persons") are set forth in Annex A hereto, which is incorporated herein by reference.

      (d) and (e). During the past five years, to the best of Fortis's knowledge, none of its executive officers or directors, and none of the executive officers or directors of Fortis (B) or Fortis (NL), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As described in the response to Item 4 (which response is incorporated herein by reference), the Shares to which this statement relates have not been purchased by Fortis. In connection with, and as a condition to, Fortis and the Issuer entering into the Merger Agreement (as defined in the response to Item
4), certain shareholders of the Issuer holding approximately 7.5% of the outstanding Shares have entered into the Voting Agreement (as defined in the response to Item 4) pursuant to which such shareholders have agreed to vote their Shares in favor of adoption of the Merger Agreement and approval of the Merger (as defined in the response to Item 4), if requested by Fortis, to grant to Fortis an irrevocable proxy with respect to such Shares and not to dispose of such Shares, subject to certain exceptions.

ITEM 4.  PURPOSE OF TRANSACTION

      On March 5, 1999, the Issuer, Fortis and Greenland Acquisition Corp., a wholly owned subsidiary of Fortis ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that, subject to the satisfaction of the terms and conditions therein, Merger Sub will merge (the "Merger") with and into the Issuer. The separate existence of Merger Sub will cease upon consummation of the Merger, and the Issuer will be the surviving corporation in the Merger. At the Effective Time (as defined in the Merger Agreement), each Share will be converted into, and become exchangeable for, the right to receive $55.00 in cash, and each share of the $3.125 Series B Convertible Preferred Stock of the Issuer (the "Preferred Shares") will be converted into, and become exchangeable for, the right to receive $109.857 in cash.

      In connection with the Merger, Fortis and the Issuer have entered into a stock option agreement (the "Stock Option Agreement") under which the Issuer has granted Fortis an option to purchase a number of newly issued Shares equal to approximately 19.9% of the outstanding number of Shares if certain events occur.

      In addition, certain shareholders of the Issuer holding approximately 7.5% of the outstanding Shares have entered into a voting agreement with Fortis (the "Voting Agreement") pursuant to which such shareholders have

                               Page 3 of 12 Pages
agreed to vote their Shares in favor of adoption of the Merger Agreement and approval of the Merger, if requested by Fortis to grant to Fortis an irrevocable proxy with respect to such Shares, and not to dispose of such Shares, subject to certain exceptions.

      The Merger Agreement requires the approval of the holders of a majority of the outstanding Shares. In addition, the holders of the outstanding Preferred Shares are entitled to vote upon the Merger as a separate class, and a two-thirds affirmative vote is required for approval. Pursuant to the Merger Agreement, if such vote is not obtained, the Merger will be consummated, but with the Preferred Shares remaining outstanding instead of being converted into the right to receive cash payments.

      The purpose of the transactions under the Stock Option Agreement and the Voting Agreement is to enable Fortis to consummate the transactions contemplated under the Merger Agreement. The Stock Option Agreement and Voting Agreement also may make it more difficult and expensive for the Issuer to consummate a business combination with a party other than Fortis.

      Except as contemplated by the Merger Agreement, the Stock Option Agreement and the Voting Agreement or as otherwise set forth in this Item 4, Fortis has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares or Preferred Shares to cease to be listed on the New York Stock Exchange;
(ix) the Shares or Preferred Shares becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph involving the Shares or Preferred Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b). 3,148,006 Shares, representing approximately 7.5% of the outstanding Shares, are subject to the Voting Agreement and therefore may be deemed to be beneficially owned both by the respective shareholders of the Issuer party to the Voting Agreement and by Fortis. Inasmuch as the Voting Agreement is limited to the vote of the Shares with respect to the Merger Agreement and the Merger and certain related matters, the respective shareholders of the Issuer party to the Voting Agreement and Fortis have shared power to vote or to direct the vote with respect to the Shares subject to the Voting Agreement. The Voting Agreement provides, subject to certain exceptions, that the shareholders party thereto may not dispose of their respective Shares without Fortis's consent. Such shareholders and Fortis therefore have shared power to dispose or direct the disposition of the Shares subject to the Voting Agreement

      (c). Other than the Merger Agreement, the Stock Option Agreement and the Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there have been no transactions in Shares by Fortis, or, to the best knowledge of Fortis, by any of the Covered Persons, during the past 60 days.

      (d). To the best knowledge of Fortis, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares subject to the Voting Agreement are held by the respective shareholders party to the Voting Agreement.

      (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Other than the Merger Agreement, Stock Option Agreement and Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there are no


                               Page 4 of 12 Pages
contracts, arrangements, understandings or relationships between Fortis and any other person, or, to the best knowledge of Fortis, among any of Fortis (B), Fortis (NL) or any of the Covered Persons and any other person, with respect to the Shares.

      Other than the Merger Agreement and the Option Agreement, copies of which are incorporated by reference herein, to the best of Fortis's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Agreement and Plan of Merger, dated as of March 5, 1999, among the Issuer, Fortis and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed March 9,
                           1999).

         Exhibit 2 Stock Option Agreement, dated as of March 5, 1999, between the Issuer and Fortis (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed March 9, 1999).

         Exhibit 3 Voting Agreement, dated as of March 5, 1999, between Fortis and the shareholders of the Issuer named therein (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed March 9, 1999).

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  March 15, 1999


                                             FORTIS, INC.


                                                 /s/  Katherine Katsidhe
                                             ---------------------------------
                                             Name:    Katherine Katsidhe
                                             Title:   Vice President


                               Page 5 of 12 Pages

                                     ANNEX A


                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                  FORTIS, INC.

The names of the directors and the names and titles of the executive officers of Fortis, Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.


                                            Present Position with                                       Country of
Name, Business Address                           Fortis, Inc.          Present Principal Occupation     Citizenship
----------------------                           ------------          ----------------------------     -----------
Allen R. Freedman                        Chairman, Chief Executive     Chairman, Chief Executive        USA
One Chase Manhattan Plaza                Officer and Director          Officer and Director of
New York, New York 10005                                               Fortis, Inc.

J. Kerry Clayton                         Executive Vice President      Executive Vice President of      USA
One Chase Manhattan Plaza                and Director                  Fortis, Inc.
New York, New York 10005

J. Grover Thomas, Jr.                    Executive Vice President      Executive Vice President of      USA
One Chase Manhattan Plaza                                              Fortis, Inc.
New York, New York 10005

Edward J. O'Hare                         Executive Vice President      Executive Vice President of      USA
One Chase Manhattan Plaza                                              Fortis, Inc.
New York, New York 10005

Robert B. Pollock                        Executive Vice President      Executive Vice President of      USA
One Chase Manhattan Plaza                                              Fortis, Inc.
New York, New York 10005

Hendrik Jochem Hielkema                  Director                      Chairman, of Fortis              The Netherlands
Fortis (NL) NV                                                         Nederland N.V.
Archimedeslaan 6
3584 BA Utrecht
The Netherlands

Robert J. Blendon                        Director                     Professor, Harvard University.    USA
677 Huntington Ave.
Boston, MA 02115

Beth L. Bronner                          Director                     Vice President, Citibank.         USA
500 West Madison
Chicago, IL

                               Page 6 of 12 Pages

John M. Palms                            Director                      President, University of South   USA
University of South Carolina                                           Carolina.
President's House
Columbia, SC

Georges Valckenaere                      Director                      Chief Executive Officer,         Belgium
Fortis (B)                                                             Fortis International.
Boulevard Emile Jacqmain 53
1000 Brussels
Belgium

Arie A. Fakkert                          Director                      General Manager, Fortis          The Netherlands
Fortis (NL) N.V.                                                       International.
Archimedslaan 6
3584 BA Utrecht
The Netherlands

H. Carroll Mackin                        Director                      Retired.                         USA
One Chase Manhattan Plaza
New York, New York 10005




                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                   FORTIS (B)

The names of the directors and the names and titles of the executive officers of Fortis (B) and their business addresses, principal occupations and citizenship are set forth below.

                                            Present Position With        Present Principal              Country
  Name, Business Address                          Fortis (B)             Occupation                 of Citizenship
  ----------------------                          ----------             ----------                 --------------
Count Maurice Lippens                    Chairman and Managing           Chairman and Managing          Belgium
Fortis (B)                               Director, Member of Executive   Director of Fortis (B).
Boulevard Emile Jacqmain 53              Board
1000 Brussels
Belgium

Viscount Etienne Davignon                Vice Chairman and Director      Chairman of Societe Generale   Belgium
Societe Generale de Belgique                                             de Belgique.
Rue Royale 30
1000 Brussels
Belgium

Valere Croes                             Director                        Managing Director of AG 1824.  Belgium
Koninginnenlaan 32
8300 Knokke-Heist
Belgium

Frank Arts                               Director                        Investment Manager of          Belgium
Janssen Pharmaceutica                                                    Janssen Pharmaceutica.
Turnhoutseweg 30
2340 Beerse
Belgium


                               Page 7 of 12 Pages

Philippe Bodson                          Director                        CEO of Tractebel.              Belgium
Tractebel
Place du Trone 1
1000 Brussels
Belgium

Count Michel de Broqueville              Director                        Senior Officer of COBAC        Belgium
COBAC                                                                    (Compagnie Belge
Rue Montoyer 15                                                          d'Assurance-Credit).
1040 Brussels
Belgium

Viscount Jean de Jonghe d'Ardoye         Director                        Investor.                      Belgium
Den Booien 43
1500 Halle
Belgium

Philippe Speeckaert                      Director                        Certified Public Accountant.   Belgium
Welriekendedreef 20
3090 Overijse
Belgium

Piet Van Waeyenberge                     Director                        Chairman of Asphales, S.A.     Belgium
Asphales
Eikelenbergstraat 20
1710 Dilbeek
Belgium

Yasuyuki Wakahara                        Director                        Chairman and CEO of Asahi      Japan
Asahi Mutual Life Insurance Company                                      Mutual Life Insurance
7-3, Nishi-Shinjuku 1-Chome                                              Company.
Skinjuku-ku
Tokyo, 163-91, Japan

Hendrik Jochem Hielkema                  Director, Member of             Chairman of Fortis Nederland   The
Fortis (NL) NV                           Executive Board                 N.V.                           Netherlands
Archimedeslaan 6
3584 BA Utrecht
The Netherlands

Ernesto Jutzi                            Director                        Director of Compagnie          Switzerland
Speerstrasse 23                                                          Suisse de Reassurances.
CH-8832 Wilen Wollerau
Switzerland

Hans J.L.M. Bartelds                     Director, Member of Executive   Chairman, Executive Board of   The Netherlands
Fortis (NL) N.V.                         Board                           Fortis (NL) N.V.
Archimedslaan 6
3584 BA Utrecht
The Netherlands

                               Page 8 of 12 Pages

Herman Verwilst                          Director, Member of Executive   Managing Director of Fortis    The Netherlands
Fortis (NL) NV                           Board                           (B); Managing Director of AG
Archimedeslaan 6                                                         1824; CEO of Fortis Belgium.
3584 BA Utrecht
The Netherlands

B.J.H.S. Feilzer                         Director, Member of Executive   Executive Board of             The Netherlands
Fortis (NL) NV                           Board                           MeesPierson.
Archimedeslaan 6
3584 BA Utrecht
The Netherlands

Gilbert Mittler                          Director, Member of Executive   Vice Chairman of ASLK-CGER     Belgium
C.G.E.R.                                 Board                           Bank.
Rue Fosse-aux-Loups, 48
1000 Brussels
Belgium

Christine Morin-Postel                   Director                        CEO of Societe Generale de     Belgium
Societe Generale de Belgique                                             Belgique.
Rue Royale 30
1000 Brussels
Belgium

Annemieke J.M. Roobeek                   Director                        Professor of Strategy &        The Netherlands
Europaplein 115                                                          Transformation Management,
1079 AX Amsterdam                                                        Nijenrode University (The
The Netherlands                                                          Netherlands School of
                                                                         Business).

Jacob Rienk Glasz                        Director                        Chairman of Partnership        The Netherlands
Trenite van Doorne,                                                      Trenite van Doorne.
advocaten en notarissen
De Lairessestraat 133
1075 HJ Amsterdam
The Netherlands

Baron Daniel Janssen                     Director                        Chairman of Solvay, S.A.       Belgium
Solvay, S.A.
Rue du Prince Albert, 33
1050 Brussels
Belgium

Johannes Jacobus Slechte                 Director                        President of Shell Nederland   The Netherlands
Shell Nederland B.V.                                                     B.V.
Postbus 1222
3000 BE Rotterdam
The Netherlands

Nicholas Jan Westdijk                    Director                        Lawyer.                        The Netherlands
Koninklijke Pakhoed N.V.
Postbus 863
3000 AW Rotterdam
The Netherlands

                               Page 9 of 12 Pages

Gerrit Wilmink                           Director                        Member of the Supervisory      The Netherlands
Prins Bernhardlaan 8a                                                    Board of Bouwcentrum B.V. and
1942 AA Beverwijk                                                        Kassfabriek Eyssen
The Netherlands                                                          v.o.f.

Richard Goblet d'Alviella                Director                        CEO of Sofina, S.A.            Belgium
Sofina, S.A.
Rue de Naples, 38
1050 Brussels
Belgium



                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                FORTIS (NL) N.V.

The names of the directors and the names and titles of the executive officers of Fortis (NL) and their business addresses, principal occupations and citizenship are set forth below.


                                            Present Position With        Present Principal              Country
  Name, Business Address                         Fortis AMEV             Occupation                 of Citizenship
  ----------------------                         -----------             ----------                 --------------
Count Maurice Lippens                    Chairman and Managing           Chairman and Managing          Belgium
Fortis (B)                               Director, Member of Executive   Director of Fortis (B).
Boulevard Emile Jacqmain 53              Board
1000 Brussels
Belgium

Viscount Etienne Davignon                Vice Chairman and Director      Chairman of Societe Generale   Belgium
Societe Generale de Belgique                                             de Belgique.
Rue Royale 30
1000 Brussels
Belgium

Valere Croes                             Director                        Managing Director of AG 1824.  Belgium
Koninginnenlaan 32
8300 Knokke-Heist
Belgium

Philippe Speeckaert                      Director                        Certified Public Accountant.   Belgium
Welriekendedreef 20
3090 Overijse
Belgium

Piet Van Waeyenberge                     Director                        Chairman of Asphales, S.A.     Belgium
Asphales
Eikelenbergstraat 20
1710 Dilbeek
Belgium

                              Page 10 of 12 Pages

Hendrik Jochem Hielkema                  Director, Member of             Chairman of Fortis Nederland   The
Fortis (NL) NV                           Executive Board                 N.V.                           Netherlands
Archimedeslaan 6
3584 BA Utrecht
The Netherlands

Hans J.L.M. Bartelds                     Director, Member of Executive   Chairman, Executive            The Netherlands
Fortis (NL) N.V.                         Board                           Committee of Fortis (NL) N.V.
Archimedslaan 6
3584 BA Utrecht
The Netherlands

Herman Verwilst                          Director, Member of Executive   Managing Director of Fortis    The Netherlands
Fortis (NL) NV                           Board                           (B); Managing Director of AG
Archimedeslaan 6                                                         1824; CEO of Fortis Belgium.
3584 BA Utrecht
The Netherlands

B.J.H.S. Feilzer                         Director, Member of Executive   Executive Board of             The Netherlands
Fortis (NL) NV                           Board                           MeesPierson.
Archimedeslaan 6
3584 BA Utrecht
The Netherlands

Gilbert Mittler                          Director, Member of Executive   Vice Chairman of ASLK-CGER     Belgium
C.G.E.R.                                 Board                           Bank.
Rue Fosse-aux-Loups, 48
1000 Brussels
Belgium

Christine Morin-Postel                   Director                        CEO of Societe Generale de     Belgium
Societe Generale de Belgique                                             Belgique.
Rue Royale 30
1000 Brussels
Belgium

Annemieke J.M. Roobeek                   Director                        Professor of Strategy &        The Netherlands
Europaplein 115                                                          Transformation Management,
1079 AX Amsterdam                                                        Nijenrode University
The Netherlands                                                          (The Netherlands School of
                                                                         Business).

Jacob Rienk Glasz                        Director                        Chairman of Partnership        The Netherlands
Trenite van Doorne,                                                      Trenite van Doorne.
advocaten en notarissen
De Lairessestraat 133
1075 HJ Amsterdam
The Netherlands

Baron Daniel Janssen                     Director                        Chairman of Solvay, S.A.       Belgium
Solvay, S.A.
Rue du Prince Albert, 33
1050 Brussels
Belgium


                               Page 11 of 12 Pages

Johannes Jacobus Slechte                 Director                        President of Shell Nederland   The Netherlands
Shell Nederland B.V.                                                     B.V.
Postbus 1222
3000 BE Rotterdam
The Netherlands

Nicholas Jan Westdijk                    Director                        Lawyer.                        The Netherlands
Koninklijke Pakhoed N.V.
Postbus 863
3000 AW Rotterdam
The Netherlands

Gerrit Wilmink                           Director                        Member of the Supervisory      The Netherlands
Prins Bernhardlaan 8a                                                    Board of Bouwcentrum B.V. and
1942 AA Beverwijk                                                        Kassfabriek Eyssem v.o.f.
The Netherlands





                              Page 12 of 12 Pages